Exhibit 99.1(a)

                            CNF INC.
      COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                     (Dollars in thousands)

                                            Six Months Ended
                                                June 30,
                                      -------------------------
                                         2003            2002
                                      ---------       ---------
Fixed Charges:
  Interest Expense                     $15,023         $11,523
  Capitalized Interest                     134             368
  Amortization of Debt Expense             663             658
  Dividend Requirement on Series
    B Preferred Stock [1]                5,069           5,208
  Interest Component of Rental
    Expense [2]                         15,367          11,674
                                      ---------       ---------
                                       $36,256         $29,431
                                      ---------       ---------

Earnings:
  Income Before Taxes                  $59,548         $69,106
  Fixed Charges                         36,256          29,431
    Capitalized Interest                  (134)           (368)
    Preferred Dividend
      Requirements [3]                  (5,069)         (5,208)
                                      ---------       ---------
                                       $90,601         $92,961
                                      ---------       ---------

Ratio of Earnings to Fixed Charges:        2.5x            3.2x
                                      =========       =========


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by CNF's
    Thrift and Stock Plan.

[2] Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income Before Taxes.